As filed with the Securities and Exchange Commission on August 10, 2010

Securities Act File No. 333-165294

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒
(Check appropriate box or boxes)

BLACKROCK FUNDSSM
(Exact Name of Registrant as Specified in the Articles of Incorporation)

100 Bellevue Parkway Wilmington, Delaware 19809
(Address of Principal Executive Office)

Telephone Number: (800) 441-7762 (Area Code and Telephone Number)

Anne F. Ackerley
President
BlackRock FundsSM
55 East 52nd Street, New York, New York 10055
(Name and Address of Agent for Service)

Copies to:

Frank P. Bruno, Esq.	Howard B. Surloff, Esq.
Sidley Austin LLP	BlackRock Advisors, LLC
787 Seventh Avenue	100 Bellevue Parkway
New York, New York 10019-6018	Wilmington, Delaware 19809

No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

     This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-165294) (the “N-14 Registration Statement”) consists of the following:

(1)	Facing Sheet of this Registration Statement

(2)	Part C of this Registration Statement (including signature page).

     Parts A and B to the N-14 Registration Statement are unchanged from the Combined Information Statement and Prospectus and Statement of Additional Information contained in the Fund’s N-14 Registration Statement filed on March 5, 2010.

     This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12(a) to the N-14 Registration Statement. The tax opinion relates to the reorganization of BlackRock Aurora Portfolio, a portfolio of BlackRock FundsSM (the “Trust”) into BlackRock Mid-Cap Value Equity Portfolio, a separate portfolio of the Trust.

PART C

OTHER INFORMATION

Item 15. Indemnification

     Indemnification of Registrant’s principal underwriter against certain losses is provided for in Section 9 of the Distribution Agreement incorporated by reference herein as Exhibit 7(a). Indemnification of Registrant’s Custodian, Transfer Agent and Administrators is provided for, respectively, in Section 12 of the Custodian Agreement incorporated by reference herein as Exhibit 9(a), Section 12 of the Transfer Agency Agreement incorporated by reference herein as Exhibit 13(b) and Section 9 of the Administration Agreement incorporated by reference herein as Exhibit 13(a). Registrant intends to obtain from a major insurance carrier a trustees’ and officers’ liability policy covering certain types of errors and omissions. In addition, Section 9.3 of the Registrant’s Declaration of Trust incorporated by reference herein as Exhibit 1(a) provides as follows:

     Indemnification of Trustees, Officers, Representatives and Employees. The Trust shall indemnify each of its Trustees against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties, and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while as a Trustee or thereafter, by reason of his being or having been such a Trustee except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties, provided that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of bad faith had been adjudicated, it would in the opinion of such counsel have been adjudicated in favor of such person. The rights accruing to any person under these provisions shall not exclude any other right to which he may be lawfully entitled, provided that no person may satisfy any right of indemnity or reimbursement hereunder except out of the property of the Trust. The Trustees may make advance payments in connection with the indemnification under this Section 9.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification.

     The Trustee shall indemnify officers, representatives and employees of the Trust to the same extent that Trustees are entitled to indemnification pursuant to this Section 9.3.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Section 9.6 of the Registrant’s Declaration of Trust, filed herein as Exhibit 1(a), also provides for the indemnification of shareholders of the Registrant. Section 9.6 states as follows:

     Indemnification of Shareholders. In case any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his being or having been a Shareholder and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the classes of Shares with the same alphabetical designation as that of the Shares owned by such Shareholder to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust shall, upon request by the Shareholder, assume the defense of any claim made against any Shareholder for any act or obligations of the Trust and satisfy any judgment thereon from such assets.

Item 16. Exhibits

Exhibit Number			Description

1		—	Articles of Incorporation.
	(a)	—	Declaration of Trust of the Registrant dated December 22, 1988 is incorporated herein by reference to Exhibit (1)(a) of Post-Effective Amendment No. 33 to Registrant’s Registration Statement on Form N-1A (File No. 33-26305) (the “Registration Statement”) filed on January 27, 1998.
	(b)	—	Amendment No. 1 to Declaration of Trust dated May 4, 1989 is incorporated herein by reference to Exhibit (1)(b) of Post-Effective Amendment No. 33 to the Registration Statement filed on January 27, 1998.
	(c)	—	Amendment No. 2 to the Declaration of Trust dated December 23, 1993 is incorporated herein by reference to Exhibit (1)(c) of Post-Effective Amendment No. 33 to the Registration Statement filed on January 27, 1998.
	(d)	—	Amendment No. 3 to the Declaration of Trust dated January 5, 1996 is incorporated herein by reference to Exhibit 1(d) of Post-Effective Amendment No. 23 to the Registration Statement filed on October 18, 1996.
	(e)	—	Amendment No. 4 to the Declaration of Trust dated December 23, 1997 is incorporated herein by reference to Exhibit (1)(e) of Post-Effective Amendment No. 33 to the Registration Statement filed on January 27, 1998.
	(f)	—	Certification of Classification of Shares dated September 15, 2008 is incorporated by reference to Exhibit 1(g) of Post-Effective Amendment No. 116 to the Registration Statement filed on November 24, 2009.
	(g)	—	Certification of Classification of Shares dated March 10, 2009 is incorporated herein by reference to Exhibit 1(f) of Post-Effective Amendment No. 116 to the Registration Statement filed on November 24, 2009.
2		—	By-laws.
	(a)	—	Amended and Restated Code of Regulations of the Registrant, effective December 2008 is incorporated by reference to Exhibit 2(a) of Post-Effective Amendment No. 116 to the Registration Statement filed on November 24, 2009.
3		—	Inapplicable.
4		—	Form of Agreement and Plan of Reorganization.
	(a)	—	Form of Agreement and Plan of Reorganization by and between the Registrant, on behalf of BlackRock Mid-Cap Value Equity Portfolio (“Mid-Cap Value Equity”), a portfolio of the Registrant and the Registrant, on behalf of BlackRock Aurora Portfolio (“Aurora”), also a portfolio of the Registrant (included as Appendix B to the Combined Prospectus/Information Statement and Statement of Additional Information included in the Registrant’s N-14 Registration Statement).
5		—	Instruments Defining Rights of Security Holders.
	(a)	—	Sections V, VIII and IX of Registrant’s Declaration of Trust dated December 22, 1988 are incorporated herein by reference to Exhibit (1)(a) of Post-Effective Amendment No. 33 to the Registration Statement filed on January 27, 1998; Article II of the Code of Regulations is incorporated herein by reference to Exhibit 2(a).
6		—	Investment Advisory Contracts.
	(a)	—	Form of Investment Advisory Agreement between Registrant and BlackRock Advisors, LLC relating to existing Portfolios except Index Equity Portfolio is incorporated herein by reference to Exhibit 4(a) of Post-Effective Amendment No. 100 to the Registration Statement filed on October 13, 2006.

	(b)	—	Form of Addendum No. 2 to Investment Advisory Agreement between Registrant and BlackRock Advisors, LLC is incorporated herein by reference to Exhibit 4(c) of Post- Effective Amendment No. 110 to the Registration Statement filed on September 24, 2008.
	(c)	—	Form of Addendum No. 3 to Investment Advisory Agreement between Registrant and BlackRock Advisors, LLC is incorporated herein by reference to Exhibit 4(c) of Post-Effective Amendment No. 134 to the Registration Statement filed on May 25, 2010.
7		—	Underwriting Contracts.
	(a)	—	Form of Distribution Agreement between Registrant and BlackRock Investments, LLC is incorporated herein by reference to Exhibit 5(a) to Post-Effective Amendment No. 111 to the Registration Statement filed on January 28, 2009.
8		—	Bonus or Profit Sharing Contracts.
	(a)	—	None.
9		—	Custodian Agreements.
	(a)	—	Amended and Restated Custodian Agreement dated February 10, 2004 between BlackRock Funds and PFPC Trust Company is incorporated herein by reference to Exhibit 7(a) of Post-Effective Amendment No. 86 to the Registration Statement filed on November 3, 2004.
	(b)	—	Reserved.
	(c)	—	Reserved.
	(d)	—	Reserved.
10		—	Rule 12b-1 Plan.
	(a)	—	Form of Distribution and Service Plan for Institutional, Service, Investor A, Investor B, Investor C, Hilliard Lyons, R and BlackRock Shares is incorporated herein by reference to Exhibit 13(a) to Post- Effective Amendment 111 to the Registration Statement filed on January 28, 2009.
11		—	Legal Opinion.
	(a)	—	Opinion of Bingham McCutchen LLP filed on March 5, 2010 as Exhibit 11(a) to the Registration Statement.
12		—	Other Opinions.
	(a)	—	Form of tax opinion of Sidley Austin LLP, special tax counsel to the Registrant, Mid-Cap Value Equity and Aurora.*
13		—	Other Material Contracts.
	(a)	—	Amended and Restated Administration Agreement dated February 10, 2004 among Registrant, BlackRock Advisors, LLC and PNC Global Investment Servicing (U.S.) Inc. is incorporated herein by reference to Exhibit 8(a) of Post-Effective Amendment No. 86 to the Registration Statement filed on November 3, 2004.
	(b)	—	Amended and Restated Transfer Agency Agreement dated February 10, 2004 between Registrant and PNC Global Investment Servicing (U.S.) Inc. is incorporated herein by reference to Exhibit 8(c) of Post-Effective Amendment No. 86 to the Registration Statement filed on November 3, 2004.
	(c)	—	Exhibit A to Amended and Restated Transfer Agency Agreement dated February 10, 2004 between Registrant and PNC Global Investment Servicing (U.S.) Inc. is incorporated herein by reference to Exhibit 8(h) of Post-Effective Amendment No. 86 to the Registration Statement filed on November 3, 2004.
	(d)	—	Share Acquisition Agreement dated April 29, 1998 by and among Registrant and PNC Bank, National Association and PNC Bank, Delaware, respectively, each as trustee for certain of the common trust funds listed therein is incorporated herein by reference to Exhibit 9(l) of Post-Effective Amendment No. 36 to the Registration Statement filed on April 29, 1998.
	(e)	—	Form of Expense Limitation Agreement by and between Registrant and BlackRock Advisors, LLC is incorporated herein by reference to Exhibit 8(c) of Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of BlackRock Funds II (File No. 333-142592), filed on October 29, 2009.
	(f)	—	Form of Amendment No. 1 to Expense Limitation Agreement by and between Registrant and BlackRock Advisers, LLC filed on March 5, 2010 as Exhibit 13(f) to the Registration Statement.
	(g)	—	Form of Shareholders’ Administrative Services Agreement between Registrant and BlackRock Advisors, LLC is incorporated herein by reference to Exhibit 8(p) of Post-Effective Amendment No. 91 to the Registration Statement filed on January 31, 2005.

	(h)	—	Form of Seventh Amended and Restated Credit Agreement among the Registrant, a syndicate of banks and certain other parties is incorporated herein by reference to Exhibit 8(b)(7) to Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A of BlackRock Fundamental Growth Fund, Inc. (File No. 33-47875), filed on December 21, 2006.
	(i)	—	Form of Termination, Replacement and Restatement Agreement among the Registrant, a syndicate of banks and certain other parties is incorporated herein by reference to Exhibit 8(b) to Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A of BlackRock Global Growth Fund, Inc. (File No. 333-32899), filed on December 17, 2007.
	(j)	—	Form of Termination, Replacement and Restatement Agreement between the Registrant and a syndicate of banks dated as of November 19, 2008, relating to the Credit Agreement dated as of November 21, 2007 is incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 20 to the Registrant Statement on Form N-1A of BlackRock Fundamental Growth Fund, Inc., filed on December 22, 2008.
	(k)	—	Form of Administration Agreement dated June 1, 2007 among Registrant, BlackRock Advisors, LLC and State Street Bank and Trust Company is incorporated herein by reference to Exhibit 8(j) of Post-Effective Amendment No. 112 to the Registration Statement filed on April 30, 2009.
	(l)	—	Form of Termination, Replacement and Restatement Agreement between the Registrant and a syndicate of banks dated as of November 18, 2009, relating to the Credit Agreement dated as of November 19, 2008 is incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A of BlackRock Fundamental Growth Fund, Inc. (File No. 33-47875), filed on December 23, 2009.
14		—	Consents.
	(a)	—	Consent of Deloitte & Touche LLP, independent registered public accounting firm for Aurora and Mid-Cap Value Equity filed on March 5, 2010 as Exhibit 14(a) to the Registration Statement.
15		—	Omitted Financial Statements.
16		—	Power of Attorney.
	(a)	—	Power of Attorney (included on signature page to the Registration Statement).
17		—	Code of Ethics.
	(a)	—	Code of Ethics of BlackRock Funds is incorporated herein by reference to Exhibit 15(a) of Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A of Ready Assets Prime Money Fund (formerly known as Merrill Lynch Ready Assets Trust) (File No. 2-52711), filed on April 29, 2009.
	(b)	—	Code of Ethics of BlackRock Investments, LLC is incorporated herein by reference to Exhibit 15(b) to Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A of Ready Assets Prime Money Fund (File No. 2-52711), filed on April 29, 2009.
	(c)	—	Code of Ethics of BlackRock Advisors, LLC is incorporated herein by reference to Exhibit 15(c) to Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A of Ready Assets Prime Money Fund (File No. 2-52711), filed on April 29, 2009.

* Filed herewith.

Item 17. Undertakings

     (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

SIGNATURES

     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of New York, and State of New York, on the 10th day of August, 2010.

BLACKROCK FUNDS,

By:	/s/ ANNE F. ACKERLEY

(Anne F. Ackerley,
President and Chief Executive Officer)

     As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anne F. Ackerley	President and Chief Executive Officer (Principal Executive Officer)	August 10, 2010

(Anne F. Ackerley)

Neal J. Andrews*	Chief Financial Officer (Principal Financial and Accounting Officer)

(Neal J. Andrews)

David O. Beim*	Trustee

(David O. Beim)

Ronald W. Forbes*	Trustee

(Ronald W. Forbes)

Dr. Matina Horner*	Trustee

(Dr. Matina Horner)

Rodney D. Johnson*	Trustee

(Rodney D. Johnson)

Herbert I. London*	Trustee

(Herbert I. London)

Cynthia A. Montgomery*	Trustee

(Cynthia A. Montgomery)

Joseph P. Platt, Jr.*	Trustee

(Joseph P. Platt, Jr.)

Robert C. Robb, Jr.*	Trustee

(Robert C. Robb, Jr.)

Toby Rosenblatt*	Trustee

(Toby Rosenblatt)

Kenneth L. Urish*	Trustee

(Kenneth L. Urish)

Signature	Title	Date

Frederick W. Winter*	Trustee

(Frederick W. Winter)

Richard S. Davis*	Trustee

(Richard S. Davis)

Henry Gabbay*	Trustee

(Henry Gabbay)

*By:	/s/ Edward B. Baer	August 10, 2010
(Edward B. Baer, Attorney-in-Fact)

EXHIBIT INDEX

Exhibit Number			Description
12	(a)	—	Tax opinion of Sidley Austin LLP, tax counsel for the Registrant.